UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

CYNOSURE, INC.

(Name of Subject Company)

CYNOSURE, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

Michael R. Davin

President, Chief Executive Officer and Chairman of the Board

Cynosure, Inc.

5 Carlisle Road

Westford, Massachusetts 01886

(978) 256-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Hal J. Leibowitz

Jason L. Kropp

Andrew R. Bonnes

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cynosure, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2017 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Hologic, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of Company Common Stock (the “Shares”) at a purchase price of $66.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 22, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 22, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new section at the end of such Item 8:

“Expiration of the Offer; Completion of the Merger.

The Offer and all withdrawal rights thereunder expired at the end of the day, 12:00 midnight, Eastern time, on March 21, 2017. American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of approximately 17,047,830 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70.6% of Shares then outstanding. Purchaser accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares will be promptly made by the Depositary.

On March 22, 2017, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law, Purchaser merged with and into the Company with the Company being the surviving corporation. Upon completion of the Merger, the Company became a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares owned by (i) the Company, Parent, Purchaser, or any other subsidiary of Parent, which Shares were cancelled and ceased to exist, (ii) any subsidiary of the Company, which Shares were converted into such number of shares of common stock of the surviving corporation so as to maintain relative ownership percentages, or (iii) stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) was automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Merger, all Shares will be delisted from the Nasdaq Stock Market.

A copy of the press release issued by Parent announcing the completion of the acquisition on March 22, 2017 and filed as an exhibit hereto is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(10)	Press Release issued by Parent on March 22, 2017 (incorporated herein by reference to Exhibit (a)(1)(J) to Amendment No. 7 to the Schedule TO filed on March 22, 2017 by Parent and Purchaser).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYNOSURE, INC.

By:	/s/ Stephen J. Webber
Name: Stephen J. Webber
Title: Executive Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)

Dated: March 22, 2017